Exhibit 99.2

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2010	Form 51-102F1

EFFECTIVE DATE
This Management Discussion and Analysis (“MD&A”) is an overview of the activities of Nevada Geothermal Power Inc. (“the Company”) for the year ended June 30, 2010 and incorporates certain information from the prior two fiscal years. In order to better understand the MD&A, it should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended June 30, 2010. These financial statements have been prepared by management in accordance with Canadian generally accepted accounting policies (“GAAP”). All dollar amounts referred to in this MD&A are expressed in US dollars except where indicated otherwise. The effective date of this Management Discussion and Analysis is September 27, 2010. This MD&A contains statements that constitute “forward-looking statements” and other cautionary notices (Refer to “Forward Looking Statements and Estimates” on page 15).

DESCRIPTION OF BUSINESS
The Company is a renewable energy developer focused on producing clean, renewable geothermal electric power, principally in Nevada and Oregon. Geothermal electricity is generated by conventional turbines, driven by hot, high pressure water and steam from underground geothermal reservoirs. Cool water is re-injected into the reservoir where it is reheated to be used again. The result is renewable electric power.

Geothermal power plants use proven turbine technology to produce base load power for utilities, particularly those located in states, such as Nevada and Oregon, with Renewable Portfolio Standards (“RPS”) that require a minimum proportion of renewable power supply. The Company’s view is that the demand for renewable power, as a result of increasing legislative requirements and environmental concern, is strong and will grow, from both utility and private customers, and that the value of electricity and environmental credits will increase in the future. Among sources of renewable power, geothermal is particularly attractive, since it provides steady base load electricity that is not dependent upon the weather (as is, for example, wind and solar).

The geothermal business offers both low revenue risk and low construction risk, as a result of public utility commitments to long term power purchase contracts and, as long as they are available, fixed price engineering, procurement and construction (“EPC”) agreements. Operating risk is reduced by proven technology and annual operating costs that are modest relative to capital costs. Among the major risks are the cost of exploration and development (drilling), and access to and the cost of capital for large investments in exploration, development and construction. The Company and/or its wholly owned US subsidiaries, (“NGPUS”), hold leases on five properties: Blue Mountain, Pumpernickel, Edna and Black Warrior, all located in Nevada, and Crump Geyser located in Oregon.

OVERALL PERFORMANCE
The Company is focused on the continuing development of its Blue Mountain property, growing power production, revenue and earnings from the ‘Faulkner 1’ plant as rapidly as possible. In addition, the Company is committed to the development of projects at Crump and Pumpernickel that may benefit from the American Recovery and Reinvestment Act (“ARRA”). The ARRA presents an opportunity, as long as program requirements are met, for reimbursement of 30% of certain project capital costs if commercial by December 31, 2013. The company is aware of potential US legislation extending the time period during which geothermal projects may qualify for 30% grants to the end of 2016. Accordingly, an expansion at Blue Mountain and/or new projects at Crump and/or Pumpernickel may qualify for grants based upon 2010 spending or, if necessary, by meeting revised eligibility requirements, when and if they are available. On October 29, 2009, NGP was granted $1,764,272 for the Crump Geyser Geothermal Project and $1,597,847 for the Black Warrior Geothermal Project from the United States Department of Energy (“DOE”). The DOE funding, combined with equal funding from NGP, when and if available, will be used to conduct confirmation work to further demonstrate the viability of geothermal resources at both projects.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2010	Form 51-102F1

At Blue Mountain, the Company’s nameplate 49.5 MW (gross), ‘Faulkner 1’ plant has been operating commercially since October 10, 2009. The Company believes the plant is capable of more than nameplate power production, perhaps as much as 55 MW (gross), 45 MW (net), and it produced approximately 41 MW (net) during the fourth fiscal quarter for a number of days. Further injection drilling is planned so that well field production can be maximized. The Company believes this optimization will result in power production close to the 55 MW (gross), 45 MW (net) plant capacity.

In the short term, with the existing well configuration and without make up drilling, reservoir modeling suggests approximately 2.5% per year reduction of power output resulting from reinjection of cool water and associated temperature reduction at the production wells. As a result, to ensure compliance with its Power Purchase Agreement (“PPA”) with NV Energy (“NVE”), the Company is limiting power production and has nominated the PPA minimum supply of 36.1 MW (net) to NVE. The temperature decline results, in essence, from injection wells that are too close to production wells to provide time to re-heat recycled water. The solution is injection further from the current production wells.

Financing to date has been provided by Trust Company of the West (“TCW”), a major New York based investment management firm. The Company was not in compliance with certain terms of the TCW loan agreement at June 30, 2009, primarily a result of additional drilling costs. During November, 2009 the Company reached an agreement in principle with TCW as follows: in exchange for 4.5 million NGP Inc. warrants exercisable at CAD1.50 TCW permitted a portion of the funds from the first US Department of Treasury grant to be used for additional drilling and final project costs (approximately $25.9 million), and for general corporate purposes ($2 million). TCW also waived the project capital expenditure restrictions, a yield maintenance repayment penalty that would have become effective at PPA Commercial Operation (“COD”) and an interest coverage covenant. The agreement in principle facilitated declaring Commercial Operation under the PPA and full contract electricity pricing, however the Company was not in full compliance with the loan agreement until the Agreement in Principle was documented, when the John Hancock loan closed subsequent to the 2010 year end.

On October 13, 2009 the Company announced that it appointed John Hancock Life Insurance Company (“John Hancock”) to be the exclusive debt provider for up to $95 Million 20-year term loan. Further to the above, on October 7, 2009, the DOE announced its Financial Institutions Partnership Program (“FIPP”), a program supported by the 2009 ARRA. The FIPP program is designed to facilitate long term financing for renewable development projects using commercial technology and applies to up to 80 percent of the loan amount. John Hancock, as Lender for the Blue Mountain 'Faulkner 1' geothermal project, made an application to the DOE for a Loan Guarantee under the FIPP. The loan guarantee was conditionally approved on June 15, 2010, and the loan closed on September 3, 2010. The interest rate per annum under the term facility was fixed at the funding date at the current yield to maturity on the U.S. Treasury securities with a term equal to the average life of the loan plus a spread, and was set at 4.14%.

To further partially develop injection at Blue Mountain, $8.4 million is set aside in a reserve account from the John Hancock/DOE loan. The Company anticipates that with successful drilling, combined with a potential financing to monetize tax benefits and/or a potential second cash grant, it will be able to manage its loan obligations and fund its operations. Until November 20, 2010 the PPA contract permits higher power nomination, following which waivers and/or Public Utility Commission (“PUC”) approval may be necessary. The Company expects both NVE and TCW will provide some flexibility and/or waivers so that power production can be increased.

At the closing of the John Hancock/DOE loan after paying associated fees and funding reserve accounts for drilling, interest and plant maintenance the Company paid the TCW loan down to approximately $86.9 million. The Company plans to apply for a second ARRA grant based upon work, to increase power production, subsequent to the first grant that will be partially funded by the John Hancock/DOE loan.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2010	Form 51-102F1

The Blue Mountain ‘Faulkner 1’ geothermal power plant experienced an outage on January 16, 2010. The Company gave a notice of Force Majeure to NV Energy on January 18th. Subsequent to the year end NV Energy has challenged the notice. Since the Company does not believe the challenge has merit it does not believe there are potential liabilities under the PPA. In the unlikely event liabilities are assessed the Company does not believe they would be material. NGP and its Engineering Procurement and Construction (“EPC”) contractor reacted quickly to the January power plant outage, replacing a power cable system, restarting production on February 23, 2010 and bringing the plant back to commercial operation during early March. The additional EPC work was covered by the EPC warranty and the Company reached a settlement regarding associated costs subsequent to the year end.

During the quarter ended June 30, 2010 the Company completed well 41-27 which is not commercial. In addition the company began work to connect well 44-14 which it expects, in conjunction with the injection drilling already discussed, will raise potential plant power output.

GEOTHERMAL PROPERTY INTERESTS

As at June 30, 2010, the Company’s geothermal property interests were comprised of the following:

1)	Blue Mountain Geothermal Property – Humboldt County - Nevada

The property is located about 32 km (22 miles) west of the town of Winnemucca. The Company has leased the geothermal mineral interest in 17 land sections covering 4,580 hectares (11,319 acres) from the Bureau of Land Management (“BLM”), Burlington Northern Santa Fe (“BNSF”), Nevada Land and Resource Company (“NLRC”), Crawford and DeLong Ranch, and RLF Nevada Properties. The Company holds a 100% geothermal mineral interest, and is entitled to explore, develop, and produce any geothermal resources located on the properties. At the property, a shallow thermal anomaly covers 10 km² (4 mi²). Royalty payments comprise approximately 1.2% of revenue, rising to approximately 1.8% by 2020.

On October 10, 2009, the Company declared substantial completion of the Faulkner I Power Plant at Blue Mountain and began operation. Production was approximately 28 MW (net) for the month of December as drilling and well connection continued. Despite an outage during January, due to incorrect wiring installation, the Company increased injection capacity during the third (January – March) fiscal quarter and ramped up power production to the range of the PPA minimum (36.1 MW (net) plus/minus 5%). During the fourth (April – June) fiscal quarter power production averaged approximately 37 MW (net) and the Company began work to connect well 44-14 that is anticipated to increase potential power production further. Further drilling to support higher power production will be partially funded by the John Hancock loan.

2)	Pumpernickel Geothermal Project – Humboldt County - Nevada

The Company has private and federal geothermal leases comprising a total holding of 2,810 hectares (6,942 acres). The project is located approximately 48 km (30 miles) east of the town of Winnemucca. A 19 km (12 mile) transmission line would connect the property to the 120kV line at the Golconda substation to the north. The leases include 1,275 hectares (3,151 acres) of land leased under an agreement with Newmont USA Ltd, 1,405 hectares (3,471 acres) leased from BLM, 1,045 hectares (2,582 acres) transferred from Ormat with an agreement to provide preferred equipment pricing in exchange for $15,000 and a right of first refusal to supply Pumpernickel power plant equipment, and 129 hectares (320 acres) under four private leases. The lease transferred from Ormat is encumbered by an overriding (0.5%) royalty interest payable to Ehni Enterprises Inc.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2010	Form 51-102F1

Resistivity, seismic, gravity and magnetometer surveys have been completed over all the leased land to define specific drill targets. A maximum temperature of 135°C (275°F) was recorded on bottom in a well drilled by Magma Power Company in 1974 to 919 m (3071 ft). Geothermal water samples obtained from drilling and hot springs, analyzed by Thermochem Labs, indicate a maximum geothermometry of 220°C (428°F). Current drilling targets are expected to be in the 170°C (338°F) range.

Seven thermal gradient wells were completed between 2005 and 2008. Several of these wells revealed temperature gradients higher than 100°C/km outlining a strong thermal anomaly over a large area. The Company has three development size wells recently permitted (68-4, 64-4, and 45-4) on private land.

Three exploratory water supply boreholes drilled to ~140 feet, and a subsequent fourth borehole to 280 feet successfully identified a low total dissolved solids (TDS) groundwater source suitable for use in cooling towers, and for exploration drilling support. Four permanent water well locations have been identified.

A Phase I Transmission Interconnection Study is complete and discussions for PPAs have been initiated with NVE and other power utilities.

3)	Black Warrior Project – Washoe and Churchill Counties – Nevada

The Company has a total of 2,539 hectares (6,273 acres) of both private land and federal land including water and surface rights. The private leases are subject to a 3.5% royalty on gross revenue from electricity sales, and the Company has an option to purchase the royalty interest for $1 million.

Geophysical surveys and approximately 20 Phillips Petroleum drillholes from the early 1980’s have outlined a large thermal anomaly with gradients over 200°C/km over 26 km² (10 mi²). The Company was awarded approximately $1.6 million matching funding from the US DOE under the ARRA during the year. The program will include an initial sub-soil gas sampling survey. The results of the gas analysis will further refine drill targets. Under the DOE program two slim wells will be drilled to map deep subsurface temperatures and obtain reservoir fluid samples.

4)	Crump Geyser Project – Lake County – Oregon

The Crump Geyser project is located 48 km (30 miles) east of Lakeview, Oregon. In August 2005, the Company acquired leases at Crump Geyser, totalling 2,916 hectares (7,205 acres) of private land. The private leases are subject to a royalty of 3.5% of gross revenues from the sale or use of electricity.

In 1959, a 512m (1,680 ft) well, drilled by Magma Power Company, spontaneously erupted a few days after it was abandoned. A three point Schlumberger resistivity survey performed in January 2006 showed a strong anomaly (highly conductive area) that appeared to be approximately 6 km2 (2 mi2). A third party geothermal consulting company reported a 40MW (net) (90% probability) geothermal resource, a most likely resource of 60MW (net), and hot springs geothermometry indicates subsurface reservoir temperatures of 150°C ± 10°C (300°F ± 15°F).

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2010	Form 51-102F1

To date a review of geochemical and thermal data, new structural mapping, and field reconnaissance have identified targets for drilling shallow and intermediate depth thermal gradient wells. An environmental study is planned, to support a National Environmental Policy Act (“NEPA”) review by the DOE and determine appropriate actions, prior to drilling and or plant construction, to manage wetlands and lakes as necessary. The 2010 work program is partially funded by approximately $1.7 million matching grant from the US DOE under the ARRA. Ten thermal gradient holes and two slim well permits have been approved by the Department of Geology and Mineral Industries (“DOGAMI”). Three intermediate sized production test well permit applications have been submitted and are pending final approval. An ultralight aeromagnetic study was flown in March and is under technical review and interpretation both by NGP and the United States Geological Survey (“USGS”). Follow-up shallow seismic reflection work is in progress.

5)	Edna Mountain Project – Humboldt County - Nevada

The company has federal geothermal leases covering a 12 square mile (7,072 acre) parcel of land on Edna Mountain. It is located a few miles northeast of the Pumpernickel Valley project, two miles south of interstate Highway 80 and nine miles west of the Valmy coal-fired power plant owned by NVE and Idaho Power.

Field exploration and other research indicate a favourable geological and structural setting, significant evidence of past and present hydrothermal activity associated with extensional faulting, and a thermal anomaly significantly larger than previously recognized.

An exploration program has been planned that will include detailed geological mapping, an extended two-m probe survey, geophysical surveying and thermal gradient drilling. Additionally, a series of slim holes will be drilled to a nominal depth in order to intercept the range front fault and any permeable production zones.

SELECTED ANNUAL INFORMATION
	Year ended June 30, 2008	Year ended June 30, 2009	Year ended June 30, 2010
Revenue	$-	$-	$11,839,010
Net loss	3,425,767	5,088,760	17,981,451
Net loss per share (basic and diluted)	0.04	0.05	0.19
Total assets	81,418,879	222,810,846	187,273,781
Total short-term financial liabilities	10,540,410	175,561,911	156,951,454
Total long-term financial liabilities	20,903,323	2,453,026	3,241,417
Cash dividends declared per share	-	-	-

The Company completed construction of its Blue Mountain ‘Faulkner 1’ geothermal power plant during the second quarter of the fiscal year. Subsequent to plant start up, revenue has been recognized in the income statement, and most interest on borrowings to fund the construction has been expensed, leading to an increase in the net loss of the Company, as more fully discussed below. Total assets reflected on the balance sheet decreased with the receipt of a cash grant of $57.9 million under Section 1603, Division B of the ARRA of 2009 in respect of the Blue Mountain ‘Faulkner 1’ project. This cash grant was applied to property, plant and equipment for accounting purposes, and was used to fund a repayment of $28.9 million on the TCW loan, as well as further work on the Blue Mountain ‘Faulkner 1’ project.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2010	Form 51-102F1

RESULTS OF OPERATIONS AND FINANCIAL SUMMARY

The Company started up its Blue Mountain ‘Faulkner 1’ power plant during the quarter ended December 2009, and accordingly the 2010 financial year represents the Company’s transition from a development stage business to a revenue generating operation. The Company generated revenue of $11.8 million during the period under review. Power production has been increased to approximately 37 MW (net), in line with the supply amount under the Company’s PPA with NVE, but revenue was reduced by an extended outage that resulted from an electrical incident during January. Gross margin at the plant, after taking into account amortization, was $4.2 million, or 35%. Excluding amortization of $4.9 million, the margin was 77%. The Gross margin for the year was negatively affected by the lower revenue generated during the ramp-up of production in the second quarter and the outage during the third quarter, since a significant portion of the Company’s direct costs of energy production are fixed.

	Quarter ended December 31, 2009	Quarter ended March 31, 2010	Quarter ended June 30, 2010	Total
Revenue	$2,644,045	$2,963,744	$6,231,221	$11,839,010
Gross margin	207,770	288,043	3,688,529	4,184,342
Gross margin %	8%	10%	59%	35%
Amortization included in direct cost of energy production	1,423,754	1,647,168	1,832,463	4,903,385
Gross margin % excluding amortization	62%	65%	89%	77%

The Company incurred operating expenses of $4.9 million during the year, up from $3.4 million during 2009, an increase of $1.5 million or 44%. The most important reason for the increase was an increase in legal fees of $759,285, partly due to additional legal work required on matters such as resolving the claim in respect of the electrical incident, but also due to certain legal expenses that had previously been capitalized to future financing expenses being expensed during the year when certain financing alternatives were abandoned. Consulting fees also increased by $319,580, as the Company continues to explore strategic options. In addition, operating expenses increased because costs that had been capitalized to the Blue Mountain ‘Faulkner 1’ project during the construction phase are now expensed. The effect of a stronger CAD on the translation into USD of CAD denominated costs incurred at the Company’s head office also contributed to the increase.

The Net Loss for the year amounted to $18.0 million or 19 cents per share, compared to $5.1 million or 5 cents per share in 2009, mostly due to an increase in the interest expense of $15.4 million. The interest expense arose primarily from the TCW loan, and included non-cash interest of $6.2 million. Interest had been capitalized to the Blue Mountain ‘Faulkner 1’ project in prior years. The Company recognized a fair value loss of $901,552 on the cash settled option during the year, mostly due to the option percentage having increased from 7.5% to 12.5% upon the draw-down of the final $10 million of the TCW loan. $893,011 of financing expenses includes a prepayment penalty incurred when the TCW loan was repaid with the proceeds from the cash grant received during the year, as well as financing expenses incurred in respect of funding options that were abandoned in favour of the John Hancock loan.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2010	Form 51-102F1

During the 2009 financial year, the Company designated its US subsidiaries as self-sustaining, and changed its reporting currency to the US dollar. This change resulted in a decrease of the foreign exchange loss from $1.7 million in 2009 to $85,116 in 2010.

The cash outflow of $7.5 million from operating activities resulted from the Net Loss for the period and the increase in working capital at plant start up. The $57.9 million cash grant received during the year was used to fund a repayment of $28.9 million on the TCW loan, and to fund the acquisition and construction of property, plant and equipment at the Blue Mountain ‘Faulkner 1’ plant. In total, the Company spent $51.2 million on the acquisition of property, plant and equipment, mostly at the Blue Mountain ‘Faulkner 1’ plant. An additional $429,499 was spent on the Company’s other geothermal properties, and $1.0 million was used to acquire royalty rights in respect of a portion of the Blue Mountain property. Upon start up of the Blue Mountain ‘Faulkner 1’ project, the Company was released from various letters of credit commitments, and was accordingly able to realize restricted cash of $14.7 million.

SUMMARY OF QUARTERLY RESULTS

	Revenue	Net Loss	Net Loss per share (Basic and fully diluted)
Quarter ended
June 2010	$6,231,221	$3,679,944	$0.04
March 2010	2,963,744	5,664,233	0.06
December 2009	2,644,045	6,801,687	0.07
September 2009	Nil	1,835,587	0.02
June 2009	Nil	1,362,539	0.01
March 2009	Nil	476,277	0.00
December 2008	Nil	649,538	0.01
September 2008	Nil	2,600,406	0.03

Prior to start up of the Blue Mountain ‘Faulkner 1’ power plant, the Company’s net loss arose primarily from the activities of its corporate head office. The Blue Mountain ‘Faulkner 1’ power plant began operating during the second fiscal quarter of 2010, ramping up production to 37 MW (net) by the fourth quarter. The third quarter of 2010 was negatively affected by the electrical incident mentioned above. Accordingly, observable trends in the quarterly information presented may not be meaningful.

TRANSACTIONS WITH RELATED PARTIES

As at June 30, 2010, a total of $68,040 (2009 - $108,386) was owing to directors, officers and companies controlled by directors of the Company. This amount is included in accounts payable and accrued liabilities, is unsecured and payable on demand.

During the year ended June 30, 2010 and 2009, the following were paid to or accrued for directors, officers, former officers and companies controlled by directors of the Company:

	2010	2009	2008
Director fees (excluding salaries)	$72,055	$77,702	$57,516
Consulting, including financing success fee	351,484	1,184,131	813,458
Rent	-	-	11,489
Recruitment fees	-	-	129,801
Property, plant and equipment	-	-	101,054

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2010	Form 51-102F1

Consulting costs during 2009 primarily resulted from success fees paid to a director of the Company in connection with successfully arranging the Company’s TCW loan and letters of credit in support of the Limited Notice to Proceed contracted with Ormat.

OFF-BALANCE SHEET ARRANGEMENTS

As at June 30, 2010, the Company has provided, as operating security, $3.8 million in letters of credit to NVE under the revised terms of the 20-year PPA. NVE letters of credit are cash collateralized by deposits at Bank of the West, a US bank.

Following the PPA Commercial Operation Date (“COD”), on November 20, 2009, the Company has an obligation to pay NVE its replacement power cost, if above the PPA price, for any shortfall in the supply of power and/or Portfolio Energy (environmental) Credits beyond contractual allowances, for a maximum of three years, unless the shortfall relates to a Force Majeure event, such as the January electrical failure, or an NVE emergency.

During the year, the Company reached an agreement in principle with TCW to issue TCW 4.5 million five-year warrants at CAD1.50 per share that must be exercised within 30 days if the Company’s shares trade above CAD2.00 for 20 consecutive days. TCW agreed to provide certain waivers and to allow $27.9 million cash grant funds to be used to complete the Blue Mountain ‘Faulkner 1’ project and to refund up to $2 million of prior NGP Inc. expenditures. The warrants were issued on September 3, 2010.

The Company has no other material off-balance sheet arrangements, such as guarantee contracts, derivative instruments or any other obligations that trigger financing, liquidity, market or credit risk to the Company.

ACTUAL AND PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates geothermal properties for potential acquisitions or disposals which, if appropriate, would be presented to the Board for consideration. During the quarter the Company leased the Edna property as described above for approximately twenty nine thousand dollars.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company made the following changes to its accounting policies during the year ended June 30, 2010:

1)	CICA handbook section 3064, Goodwill and Intangible Assets

In February 2008, the CICA issued handbook section 3064 – Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and also prescribes the recognition and measurement of impairment losses. The Company implemented the new standard during the year, and reclassified software in the amount of $13,014 as at June 30, 2009 from property, plant and equipment to intangible assets.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2010	Form 51-102F1

2)	CICA handbook section 3862, Financial Instruments – Disclosures

Section 3862 was amended during June 2009 to enhance the disclosure requirements regarding liquidity risk of financial instruments and to add new disclosure requirements about fair value measurements of financial instruments.

3)	CICA handbook section 1506, Accounting Changes

In June 2009, Section 1506, Accounting Changes, was amended to exclude from its scope changes in accounting policies upon the complete replacement of an entity's primary basis of accounting. The amendment applies to interim and annual financial statements relating to fiscal years beginning on or after July 1, 2009. The Company has implemented the new standard during the year.

International Financial Reporting Standards

The Company will be adopting International Financial Reporting Standards (“IFRS”) for financial years beginning on or after January 1, 2011, with its first annual report under IFRS for the year ending June 30, 2012, and its first interim report under IFRS for the quarter ending September 30, 2011. Comparative information in respect of the 2011 financial year will be provided in both cases. The date of transition to IFRS is the beginning of the first year of comparative information that will be presented in the Company’s first set of IFRS financial statements, and the date at which the opening balance sheet will be prepared, namely June 30, 2010.

The Company has made significant progress with its IFRS implementation plan during the year, and is on track to complete IFRS adoption by the required dates.

The Company’s progress with its IFRS conversion plan is summarized below:

1)	Project team and training

The project team is in place, and training is continuing.

2)	Accounting policies:

The Company has completed its analysis of significant differences between IFRS and Canadian GAAP, and has identified a number of key differences between IFRS and Canadian GAAP, some of which are expected to materially impact the financial statements prepared under IFRS.

The most important of these differences are:

The criteria for the recognition and measurement of geothermal property interests:

IFRS do not provide specific guidance on the treatment of geothermal property interests and the Company is therefore required to develop its own accounting policy for geothermal property interests using the guidance in the Framework for the Preparation and Presentation of Financial Statements. The Company anticipates that a significant part of the carrying amount of geothermal property interests, including amounts that have been transferred to wellfield, will not meet the recognition criteria under IFRS. The Company has not completed this analysis yet, but it is anticipated that the final amounts recognized will be more in line with the numbers currently presented under US GAAP than under Canadian GAAP.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2010	Form 51-102F1

The measurement of the asset retirement obligations

IFRS includes constructive obligations in the measurement of asset retirement obligations, whereas Canadian GAAP limits the liability to obligations arising from law or contract. In addition, the discount rate used is different.

Property, plant and equipment:

The Company’s Blue Mountain ‘Faulkner 1’ geothermal power plant was brought into use during the year under review. The Company has ensured that the componentization and depreciation of its plant and equipment under Canadian GAAP has been set up in such a way as to ensure compliance with IFRS too. There are some remaining differences between the Canadian GAAP numbers and IFRS numbers, notably major spare parts that are not currently depreciated under Canadian GAAP will be under IFRS. Some additional differences may arise due to the treatment of items such as repairs and maintenance.

The measurement of share-based payment expenses:

IFRS 2, Share-based payment, requires that an estimate of the percentage of options expected to vest be made at the date of award, and that this estimate be updated when it changes. Under Canadian GAAP, the Company has elected to recognize the effect of forfeitures as they occur. There is an exemption available in IFRS 1, First-time Adoption of International Reporting Standards, for options not vested by the date of transition to IFRS, and there are not many unvested options as at June 30, 2010, so this difference is not expected to have a material effect on the Company’s financial statements.

Impairment testing:

Under IFRS, impairment is assessed based on the higher of fair value less costs to sell and value in use, with no separate trigger based on undiscounted cash flows. It is thus possible that impairment tests prepared under IFRS could result in an impairment, where none was required under Canadian GAAP.

IFRS 1, First-time Adoption of International Financial Reporting Standards, contains a number of accounting choices that can be made when converting, such as exemptions from full retrospective application for certain standards. The Company will finalize its selection of the exemptions it plans to use during the coming year.

The Company continues to monitor the development of standards by the International Accounting Standards Board (“IASB”), and the effect this might have on its conversion process.

3)	Financial statement preparation:

Financial statements prepared under IFRS contain significant additional disclosures not currently required under Canadian GAAP. The Company will determine the extent of disclosure required in its first set of IFRS financial statements during the coming year, and will commence preparation of the accounting policies. The Company will also ensure that the systems are in place to collect the information required.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2010	Form 51-102F1

The Company also plans to complete the opening balance sheet, and prepare the comparative numbers that will be required for the 2011 financial year in its first set of IFRS financial statements during the coming year.

4)	Information technology and internal controls:

The Company is continuing to monitor the possible changes required to IT systems and systems of internal control.

5)	Business impacts:

The adoption of IFRS will affect the business activities of the Company, such as its planning and budgeting activities and debt covenants. The impact on debt covenants is expected to be minor, but the Company will continue to monitor the impact on future agreements, if any, and will attempt to deal with potential issues proactively.

With the adoption of IFRS, there will be no requirement to present a US GAAP reconciliation in the annual financial statements. In addition, only one year of comparative income statement information is required in the first set of IFRS financial statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Financial instruments carried on the balance sheet include cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities, long-term payables, long-term liabilities and the cash settled option. The long-term debt and long-term payables are carried at amortized cost. The fair value of the remaining instruments approximates their carrying value.

Cash equivalents include money market based investments and term deposits where maturity at inception is less than ninety days or that may be liquidated at the Company’s option without significant penalty. The amounts invested are in excess of amounts protected by the Canadian and US Government deposit insurance programs and, as a result of cash collateralizing the NVE letters of credit, the Company holds a large investment in certificates of deposit at Bank of the West, an A+ / A-1 (S&P) rated western US bank.

Long-term debt is initially recognized at fair value, net of transaction costs, and subsequently at amortized cost using the effective interest rate method.

OUTSTANDING SHARE DATA

The Company has authorized unlimited common shares, without par value, 25,000,000 first preferred shares, without par value, and 25,000,000 second preferred shares without par value. Refer to Note 17 of the financial statements. On September 27, 2010, the Company closed a non-brokered private placement for 20,700,000 units consisting of one common share and one share purchase warrant each at a price of CAD 0.50 to raise gross proceeds of CAD 10,350,000. As of the date of this report, the Company had 116,276,504 common shares, 8,491,500 stock options and 25,200,000 warrants outstanding with various exercise prices, terms and exercise dates.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2010	Form 51-102F1

At the effective date of this MD&A, if all of these options and warrants were exercised, a total of 149,968,004 common shares would be issued and outstanding.

INVESTOR RELATIONS

The Company employs Mr. Paul Mitchell to provide Investor Relations.

CAPITAL RESOURCES AND LIQUIDITY

At June 30th, 2010 the Company had $6.4 million in cash and equivalents on hand, and a working capital deficiency of $145.8 million, primarily due to the classification of the TCW loan as a short-term liability at year-end.

Cash on hand at August 31, 2010 includes approximately CAD1.1 million in the parent company accounts and approximately $8.0 million in the Blue Mountain ‘Faulkner 1’ project accounts controlled by TCW. At June 30, 2010 the TCW loan principal was approximately $164.0 million. On September 3, 2010 $81.1 million was repaid on the loan. At the same time, the Company entered into a Consent and Waiver agreement with TCW, rectifying the non-compliance with certain loan terms that lead to the loan being classified as short-term on the balance sheet as at June 30, 2010.

On October 13, 2009 the Company announced that it appointed John Hancock to be the exclusive debt provider for up to $95 Million 20-year term loan. Further to the above, on October 7, 2009, the DOE announced its Financial Institutions Partnership Program (“FIPP”), a program supported by the 2009 ARRA. John Hancock, as Lender for the Blue Mountain 'Faulkner 1' geothermal project, made an application to the DOE for a Loan Guarantee under the FIPP, and was conditionally approved on June 15, 2010. The John Hancock loan closed on September 3, 2010. The interest rate was set at 4.14% per annum.

The John Hancock loan amounts to $98.5 million. At closing, after reserves were funded and expenses paid, the Company paid the TCW loan down to approximately $86.9 million. Expenses included a success fee of $492,500 paid to a director of the Company. Subsequently, with funding from the loan, the Company expects to continue its drilling so that it can take full advantage of available plant capacity. In addition the Company intends to assess a small financing to monetize tax benefits and its eligibility for a second ARRA cash grant. The Company is allowed to defer 6% of the 14% interest owed TCW and, as a result, should not have difficulty managing its cash obligations to lenders at current power production rates. Success monetizing tax benefits or a second cash grant application would permit further repayment of the TCW loan, subject to a prepayment penalty of up to 15%. The Company must generate approximately 33 MW (net) to meet its cash payment obligations i.e. excluding corporate costs. To fully meet TCW covenant requirements, assuming the ability to monetize tax benefits, the Company must generate approximately 40 MW (net) and the planned injection drilling, funded by the John Hancock loan, is expected to support this power production.

TCW provided a waiver of loan covenants until the John Hancock loan closing to facilitate declaration of Commercial Operation under the PPA with NVE. Further flexibility and waivers may be required to provide time to improve power production, and assess a financing to monetize tax benefits and second cash grant. TCW has indicated flexibility. The Company will not receive cash, beyond a payment for services provided, from the Blue Mountain ‘Faulkner 1’project until the TCW loan balance meets a scheduled target balance, beginning at $70 million. Accordingly, the Company must raise funds to support continued corporate operations and development of its other properties. On September 27, the Company closed a non-brokered private placement for 20,7 million units at a price of CAD 0.50 to raise gross proceeds of CAD 10,3 million. Each unit consists of one common share and one three year transferable share purchase warrant, with one warrant entitling the holder to purchase one additional common share of the Company at a price of CAD 0.70 per warrant share.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2010	Form 51-102F1

Contractual obligations	Payments due by period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Long-term debt	$238,575,958	$102,988,815	$28,208,995	$29,508,165	$77,869,983
Long-term payables	839,536	276,979	553,959	8,598	-
Capital lease obligations	46,060	9,530	19,060	17,470	-
Cash settled option	9,415,803	-	-	-	9,415,803
Asset retirement obligation	11,964,587	-	-	-	11,964,587
Operating leases	4,736,275	512,747	1,064,570	740,007	2,418,951
Purchase obligations	645,381	645,381	-	-	-
Total contractual obligations	$266,223,600	$104,433,452	$29,846,584	$30,274,240	$101,669,324

For balance sheet purposes, the TCW liability has been classified as short-term, due to the ability of TCW to demand payment due to the non-compliance with certain terms of the loan agreement as at year-end. The amount owing as at year-end was approximately $164,0 million. The contractual cash flows presented above were calculated with reference to the total expected cash flows over the expected life of the liability. Actual cash flows could ultimately differ in timing and/or amounts. The timing of cash flows is influenced by the amount of the available cash flow from the project, and by the terms of repaying the debt.

The contractual cash flows presented above for the cash settled option and asset retirement obligation are also subject to significant uncertainty. The amount required to settle the cash settled option will depend on the fair value of the Company’s Blue Mountain ‘Faulkner 1’ project as at the date the option is exercised, and the amount required to settle the asset retirement obligation will be influenced by the actual extent of the obligation and costs required to settle the obligation at the time the Blue Mountain ‘Faulkner 1’ plant is decommissioned.

RISKS AND UNCERTAINTIES

Due to risks and uncertainties, including the risks and uncertainties identified below and elsewhere in this MD&A, actual events may differ materially from current expectations.

By its very nature, geothermal exploration and development involves a high degree of risk, and considerable expenditures are required to substantiate the commercial viability of a geothermal field and then to develop it to profitable production. The Company competes with other geothermal enterprises, some of which have greater resources, to explore and to develop geothermal concessions. These resources include money, personnel, consultants, and equipment.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2010	Form 51-102F1

In the short term, management believes the primary risks to the Company relate to its ability to manage compliance with the terms of its loans, the cost of resource development (drilling) to increase power production, the availability of funds with which to repay the TCW loan further, and the availability of funds to support on going operations and additional resource development. The Company is dependent upon successfully drilling injection wells at Blue Mountain that facilitate higher power production, and raising additional funds from sources such as a financing to monetize tax benefits and/or an additional cash grant. In addition, to increase power production the Company is further dependent upon lender approval and a PPA modification allowing it to nominate higher power supply after November 20, 2010.

Unsuccessful drilling, and/or an unavailable tax monetization financing and/or a second grant may result in a default under the terms of the TCW loan agreement. In the event of a default TCW may elect to call the loan and execute upon the security, which would result in a material adverse effect on the Company, including delay or indefinite postponement of further exploration and development of the Blue Mountain ‘Faulkner 1’ project with the possible loss of such assets.

The Company may not be able to raise or generate sufficient funds to pay general and administrative expenses. The Company intends to assess a tax monetization financing and to apply for a second cash grant from the US treasury based upon the higher capital investment and higher power production associated with its additional drilling work. With these funds as well as the cash flow from the higher power production the Company intends to pay down TCW as quickly as possible. The Company is working with advisors to raise funds, in part to support ongoing operations. Following the year end, on September 27, 2010, the Company closed a private placement raising approximately $10 million. Historically, the Company has been able to complete all of its exploration activities and to meet its commitments. While it has been successful to date, there is no assurance that the Company will be successful in the future.

In August 2009, the Company began supplying power to NVE under a PPA at 60% - 80% of the anticipated 40 net MW target. During November 2009 the Company declared Commercial Operation under the PPA with NVE, committing to supply on average a minimum of 36.1 MW annually. By March 31, 2010 the Company had increased power output to approximately the PPA minimum. The PPA provides for 7.5% less power production during 2010 and the Company expects to increase power production during the course of the year. However, there is no certainty the Company will meet the requirements of the PPA, and in the event that the Company is unable to fulfill the requirements, and if NVE will not agree to amend the terms of the PPA, then the Company will be liable for additional NVE power purchase costs (above the PPA price) and the cost of replacement Portfolio Energy Credits (“PCs”). Currently, the alternative cost of electricity is well below the PPA price and the Company forecasts full year PCs at the level required by the PPA as long as NV Energy accepts the Company’s force majeure claim concerning the January supply interruption. Subsequent to the year end NVE notified the Company it intends to challenge the claim. The Company does not believe a potential liability is material. Even so, there is some risk the Company may be subject to penalties and/or that NVE would elect to terminate the PPA.

The Company is at risk from changes in general economic conditions and financial markets, changes in the price of oil, gas and electricity, changes to favourable tax incentives with respect to production tax credits and investment tax credits, changes in technological, and operational hazards in the Company’s exploration, construction and development activities, uncertainties inherent in the resource development, the timing and availability of financing, governmental and other approvals, and other risk factors listed from time to time by the Company. These factors may impact upon the Company’s ability to finance its programs and to carry out operations.

As a result of cash collateralizing the NVE letters of credit, the Company holds a large investment (approximately $3.8 million) in certificates of deposit at Bank of the West, an A+/A-1 (S&P) rated Western US bank. The Company operates in both Canada and the United States, and is subject to currency fluctuations. The exploration activities expose the Company to potential environmental liabilities relating to the development of the geothermal concessions in accordance with United States laws and regulations.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2010	Form 51-102F1

There is no guarantee that title to the properties in which the Company has a recorded interest will not be challenged. However, management is not aware of any impediment to its interest in these properties.

FORWARD LOOKING STATEMENTS AND ESTIMATES

This MD&A contains estimates of geothermal resources. By its very nature, the estimation of resources is uncertain and involves subjective judgments about many factors. The accuracy of any such estimates is a function of the quality and quantity of available data, of the assumptions made and of the judgments used in the engineering, geological, and geophysical interpretations, which may ultimately prove to be unreliable. There can be no assurance that these estimates will be accurate or that such geothermal resources can be successfully and economically exploited.

Except for statements of fact related to the Company, certain statements made herein may constitute “Forward-Looking Statements”. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and investigation and acquisition of new projects. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate,” and other similar words, or statements that certain events or conditions “may” or “will” occur. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties, and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward looking statements are based on the beliefs, opinions and estimates of management at the date the statements are made, current expectations at that date - and these by their inherent nature entail various risks, uncertainties and other unknown factors. Consequently, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Some important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” contained immediately before this section. Therefore the reader is cautioned not to place undue reliance on forward-looking statements. Further, the Company disclaims any obligation or intention to update or to revise any forward-looking statement, whether as a result of new information, of future events, or otherwise except as may be required under applicable securities legislation.

OTHER INFORMATION

The Company’s web site address is www.nevadageothermal.com. A copy of this management discussion and analysis, the 2010 audited financial statements, previously published management discussions and analyses, previously published financial statements, and other information, is available on the Company’s web site or on the SEDAR website at www.sedar.com. The Company is listed on the TSX Venture Exchange with the trading symbol “NGP” and OTC Bulletin Board in the United States under the symbol “NGLPF”.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Year Ended June 30, 2010	Form 51-102F1

APPROVAL

The Audit Committee of the Company has approved the disclosure contained in this management discussion.

DISCLAIMER

The information contained within this discussion, by its very nature, is not a thorough summary of all matters and developments concerning Nevada Geothermal Power Inc. This information should be considered with all of the disclosure documents of the Company. The information contained herein is not a substitute for a detailed investigation or an analysis of any issue related to the Company. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented. Further, certain data included in this document may be historical in nature. Consequently, it may not have been verified by the Company’s technical staff, and therefore it should not be relied upon.

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